SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

30 April 2014
Aviva plc

VOTING RESULTS OF 2014 ANNUAL GENERAL MEETING

Aviva plc announces the results of its Annual General Meeting held today. All resolutions were voted on by way of a poll and were passed.

The total number of votes received on each resolution is as follows:

	Resolution	For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
1.	To receive and consider the Company's Annual Report and Accounts, which include the Strategic Report and the Reports of the Directors and the Auditor, for the financial year ended 31 December 2013.	1,749,274,101	99.99	208,110	0.01	59.35	3,417,567
2.	To approve the Directors' Remuneration Report (excluding the Directors' Remuneration Policy) for the financial year ended 31 December 2013.	1,649,998,066	98.09	32,178,540	1.91	57.07	70,711,167
3.	To approve the Directors' Remuneration Policy. .	1,692,563,591	96.88	54,476,729	3.12	59.27	5,851,008
4.	To declare a final dividend for the year ended 31 December 2013.	1,749,805,520	99.99	200,944	0.01	59.37	2,893,971
5.	To elect Patricia Cross as a director of the Company.	1,742,858,178	99.62	6,709,037	0.38	59.36	3,331,735
6.	To elect Michael Mire as a director of the Company.	1,748,055,390	99.92	1,481,205	0.08	59.36	3,368,344
7.	To elect Thomas Stoddard as a director of the Company.	1,747,456,681	99.88	2,069,156	0.12	59.35	3,376,296
8.	To re-elect Glyn Barker as a director of the Company.	1,719,731,117	99.18	14,242,648	0.82	58.83	18,926,577
9.	To re-elect Michael Hawker as a director of the Company.	1,738,953,398	99.39	10,634,176	0.61	59.36	3,308,567
10.	To re-elect Gay Huey Evans as a director of the Company.	1,746,346,903	99.82	3,185,291	0.18	59.35	3,371,137
11.	To re-elect John McFarlane as a director of the Company.	1,693,181,525	96.98	52,731,048	3.02	59.23	6,992,476
12.	To re-elect Sir Adrian Montague as a director of the Company.	1,737,122,155	99.29	12,446,286	0.71	59.36	3,335,923
13.	To re-elect Bob Stein as a director of the Company.	1,748,036,957	99.91	1,552,709	0.09	59.36	3,314,047
14.	To re-elect Scott Wheway as a director of the Company.	1,742,672,664	99.61	6,888,318	0.39	59.36	3,334,304
15.	To re-elect Mark Wilson as a director of the Company.	1,748,231,724	99.92	1,409,243	0.08	59.36	3,261,034
16.	To re-appoint PricewaterhouseCoopers LLP as auditor of the Company.	1,713,306,683	98.88	19,323,264	1.12	58.78	20,262,279
17.	To authorise the directors to determine the auditor's remuneration.	1,731,380,873	98.96	18,260,012	1.04	59.36	3,245,861
18.	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.	1,702,802,956	97.38	45,858,029	2.62	59.33	4,159,415
19.	To authorise the directors of the Company to allot shares.	1,571,972,165	90.10	172,735,216	9.90	59.19	8,186,393
20.	To authorise the directors of the Company to make non pre-emptive share allotments.*	1,745,170,256	99.85	2,605,448	0.15	59.30	5,106,767
21.	To authorise the Company to purchase its own ordinary shares.*	1,748,459,531	99.93	1,262,673	0.07	59.36	3,167,330
22.	To authorise the Company to purchase 8 3/4 % preference shares.*	1,748,436,318	99.93	1,148,621	0.07	59.36	3,312,166
23.	To authorise the Company to purchase 8 3/8% preference shares.*	1,748,440,439	99.93	1,145,354	0.07	59.36	3,314,718
24.	To authorise the Company to call general meetings other than an annual general meeting on not less than 14 clear days' notice.*	1,614,532,372	92.27	135,220,974	7.73	59.36	3,139,982

Notes:
*Special resolution

A vote withheld is not a vote in law and is not counted in the calculation of the votes for or against a resolution.

On 30 April 2014, there were 2,947,573,407 Aviva plc ordinary shares in issue. Ordinary shareholders are entitled to one vote per share held.

In accordance with UK Listing Rule 9.6.2R copies of all the resolutions passed other than resolutions concerning ordinary business have been submitted to the UK Listing Authority via the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do.

A copy of the poll results for the Annual General Meeting will also be available on the Aviva website at www.aviva.com/agm shortly.

The full text of each of the resolutions is set out in the Notice of Annual General Meeting which is available on the Aviva website at www.aviva.com/agm.

Enquiries:

Kirstine Cooper, Group General Counsel and Company Secretary +44 (0)20 7662 6646

Media
Nigel Prideaux                                                                +44 (0)20 7662 0215
Andrew Reid                                                                   +44 (0)20 7662 3131
Sarah Swailes                                                                +44 (0)20 7662 6700

Analysts
Colin Simpson                                                                +44 (0)20 7662 8115
David Eliot                                                                      +44 (0)20 7662 8048

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 April, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary